TULLETT PREBON FINANCIAL SERVICES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015

1. ORGANIZATION

Tullett Prebon Financial Services LLC (the "Company") has one member, Tullett Prebon Americas Corp. ("TPAC"). TPAC is a 75% owned subsidiary of Tullett Prebon (No. 1) ("TP No 1") and a 25% owned subsidiary of Tullett Prebon (Americas) Holdings Inc. ("TPAHI"). TP No 1 is a 100% owned subsidiary of TPAHI, which is a 100% wholly-owned indirect subsidiary of Tullett Prebon plc ("TP PLC"), the ultimate parent company and a United Kingdom public company.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also a registered introducing broker with the National Futures Association ("NFA").

The Company acts as an intermediary in the wholesale financial markets. It is engaged primarily as a broker of U.S. government securities, U.S. government agency securities, mortgage-backed securities, municipal bonds, equity securities, corporate bonds, energy-related products and other financial instruments. The Company provides brokerage services in the form of either principal or agency transactions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Significant estimates made for financial reporting purposes mainly relate to goodwill, realizability of deferred tax assets and related valuation allowance, allowance for receivables and determination of contingent liabilities. The Company believes that the estimates utilized in the preparation of the statement of financial condition are prudent and reasonable. Actual results could differ materially from these estimates.

Securities Transactions—Securities transactions are recorded on a trade-date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in Receivables from brokers or dealers and clearing organizations on the statement of financial condition as trades pending settlements, net. Securities transactions represent Delivery versus Payment and Receipt versus Payment ("DVP/RVP") trades. Some transactions are self-cleared and others are cleared on a fully disclosed basis with clearing brokers. As such, the Company, in its normal course of operations, does not hold inventory, customer funds or securities.

Revenue Recognition—The Company provides brokerage services to clients in the form of either principal or agency transactions. The Company earns revenue from principal transactions by engaging in matched principal transactions. In matched principal transactions, the Company simultaneously agrees to buy instruments from one customer and sell them to another customer. Principal transactions revenue is derived from the spread on the buy and sell transactions. Principal transactions revenues and related expenses are recognized on a trade date basis. In addition, the Company also earns commission revenue by acting as an agent on behalf of buyers and sellers. In agency transactions, the Company charges commissions for executing transactions between buyers and sellers. Agency commission revenues and related expenses are recognized on a trade date basis.

Other Revenues—The Company earns various revenue at times for maker taker fees, finder fees, rebates and other.

Interest Recognition—The Company recognizes interest income on an accrual basis.

Income Taxes— The Company is included in the consolidated U.S. Federal and combined state and local income tax returns of TPAHI. The Company calculates the provision for income taxes by using a "separate return" method. Under this method, the Company is assumed to file a separate return with the tax authority, thereby reporting taxable income and paying the applicable tax to TPAC which ultimately pays to TPAHI. The Company's current provision is the amount of tax payable or refundable on the basis of a hypothetical, current-year separate return. Any difference between the tax provision (or benefit) allocated to the Company under the separate return method and payments to be made to (or received from) TPAC for tax expense are treated as capital contributions or distributions. Accordingly, the amount by which the Company's tax liability under the separate return method exceeds the amount of tax liability ultimately settled as a result of using incremental expenses of TPAC is settled as a capital contribution from TPAC to the Company and conversely the amount by which the Company's tax benefit under the separate return method exceeds the amount of tax benefit ultimately settled with TPAC will be settled as a capital distribution. The Company will be ultimately compensated by TPAC for losses utilized by TPAC in the tax year in which the Company utilizes its separate company net operating losses. This will occur by the Company not having to make tax payments to TPAC to the extent of the Company's losses TPAC utilized in its tax return.

The Company recognizes the current and deferred tax consequences of all transactions that have been recognized in the statement of financial condition using the provisions of the enacted tax laws. In this regard, deferred tax assets are recognized for temporary differences that will result in deductible amounts in future years and for tax loss carryforwards, if in the opinion of management, it is more likely than not that the deferred tax assets will be realized. A valuation allowance is required for any component of net deferred tax assets which does not meet the "more likely than not" criterion for realization. Deferred tax liabilities are recognized for temporary differences that will result in taxable income in future years.

It is the Company's policy to provide for uncertain tax provisions and the related interest and penalties based upon management's assessment of whether a tax benefit is more likely than not to be sustained upon examination by the authorities.

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the statement of financial condition. Under this method, deferred tax assets and liabilities are determined based on the differences between the statement of financial condition and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income tax provision during the period that includes the enactment date.

The net deferred tax assets are recorded to the extent the Company believes these assets will more likely than not be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations.

Uncertain tax positions are recorded in accordance with ASC 740 on the basis of a two-step process whereby (1) the Company determines whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (2) those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is greater than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

Cash Segregated Under Federal Regulations—The Company is required by the SEC regulations to segregate cash to satisfy rules regarding the protection of customer assets.

Deposits with Clearing Organizations—The Company maintains cash and security deposits at various clearing organizations to satisfy initial margin requirements per its clearing agreements.

Receivables from and Payables to Brokers or Dealers and Clearing Organizations—Receivables from brokers or dealers and clearing organizations include brokerage commissions, net receivables and payables arising from trades pending settlement, fails to deliver, receivables from clearing organizations and other receivables. Payables to brokers or dealers and clearing organizations primarily include fails to receive, payables to clearing organizations and other payables.

An allowance for doubtful accounts is established for receivables from brokers or dealers and clearing organizations that are in excess of one year outstanding or when specific facts warrant the establishment of an allowance for doubtful accounts.

Accounts Receivable—Accounts receivable are the result of brokerage commissions from customers. An allowance for doubtful accounts is established for receivables that are in excess of one year outstanding or when specific facts warrant the establishment of an allowance for doubtful accounts. Accounts receivables also include fails to deliver and money differences, if any.

Prepaid Expenses—Expense items of a nature which benefit future periods are recorded as prepaid expenses and are amortized over actual periods benefited. Included in prepaid expenses are incentive contract payments ("ICP") to various employees. The ICPs are amortized over the life of the service contract which can range from 2 to 4 years.

Goodwill—Goodwill represents the excess of amounts paid for acquiring businesses over the fair value of the net assets acquired. The Company tests goodwill for impairment on an annual basis and more frequently when certain events or circumstances exist. Impairment is the condition that exists when the carrying amount of goodwill exceeds its fair value. Impairment is tested at the reporting unit level. If the estimated fair value exceeds the carrying value of the reporting unit, goodwill at the reporting unit level is not impaired. If the estimated fair value is below the carrying value, further analysis is required to determine the amount of impairment. In performing its assessment for impairment of goodwill, the Company is required to make estimates and assumptions in order to determine the fair value of reporting units and projected future earnings using various valuation techniques. The Company uses its best judgment and information available to it at the time to perform this review.

Payables to Customers—Payables to customers include abandoned property, customer balances, fails to receive and money differences, if any.

Fair Value—Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The accounting guidance for fair value measurements establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are:

Level 1   Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2   Quoted prices for similar assets in active markets or quoted prices for identical assets in markets that are not considered to be active, or financial instruments for which all significant valuation inputs are observable, either directly or indirectly; and

Level 3   Prices or valuations that require inputs that are both significant to fair value measurement and unobservable

Management estimates that the carrying value of financial assets and liabilities recognized in the statement of financial condition approximates their fair value excluding goodwill; as such financial instruments are either reported at fair value or are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

New Accounting Developments—ASU 2014-09 – In May 2014 the Financial Accounting Standards Board "FASB") issued ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASU 2014-09"). ASU 2014-09 provides amendments to ASC No. 605, "Revenue Recognition," and creates ASC No. 606, "Revenue from Contracts with Customers," which changes the requirements for revenue recognition and amends the disclosure requirements. In August 2015, the FASB issued ASU No. 2015-14, "Deferral of the Effective Date" ("ASU 2015-14"), which provides amendments that defer the effective date of ASU 2014-09 by one year. The amendments in this update are effective either retrospectively to each prior reporting period presented, or as a cumulative-effect adjustment as of the date of adoption, during interim and annual periods beginning after December 15, 2017, with early adoption permitted beginning after December 15, 2016. The Company is currently assessing the impact of adopting the update.

Restructuring Costs—The Company records liabilities for costs associated with exit or disposal activities in the period in which the liability is incurred. In accordance with existing benefit arrangements, employee termination costs are accrued when the restructuring actions are probable and estimable. When accruing these costs, the Company will recognize the amount within a range of costs that is the best estimate within the range. When no amount within the range is a better estimate than any other amount, the Company recognizes the minimum amount within the range.

3. **CASH**

The Company has concentrations in excess of 10% of its total cash at three U.S. financial institutions of approximately $18,592,800, $8,254,200 and $7,732,400. The Company had no cash equivalents as of December 31, 2015.

4. **CASH SEGREGATED UNDER FEDERAL REGULATIONS**

Cash of $3,506,500 has been segregated in two special reserve bank accounts for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

5. **FAIR VALUE MEASUREMENTS**

The Company's financial instruments measured at fair value consist of U.S. Treasury bills of $10,473,000 and are classified within Level 1 of the fair value hierarchy. Treasury bills are included in Deposits with clearing organizations on the statement of financial condition. The fair value measurement of U.S. Treasury Bills is based on quoted market prices in active markets. For the year ended December 31, 2015, there were no reclassifications between levels.

6. RECEIVABLES FROM AND PAYABLES TO BROKERS OR DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to brokers or dealers and clearing organizations are comprised of the following:

	Receivable	Payable
Commissions (net of allowance of $41,000)	$ 3,546,200	$ -
Fails to deliver	10,721,500	-
Fails to receive	-	14,516,000
Clearing organizations (net of allowance of $60,500)	1,166,000	382,000
Trades pending settlement, net	335,800	-
Other	52,300	394,800
	$ 15,821,800	$ 15,292,800

7. ACCOUNTS RECEIVABLE

Accounts receivable is comprised of the following:

	Receivable
Brokerage commissions (net of allowance of $177,100)	$ 6,945,400
Fails to deliver	4,685,200
	$ 11,630,600

8. GOODWILL

The Company performed its annual impairment test as of December 31, 2015. The Company assessed the impact of the current economic environment on the value of goodwill for its reporting unit and determined that no impairment existed as of December 31, 2015.

The carrying amount of goodwill is as follows:

Balance as of January 1, 2015	$ 10,361,100
Balance as of December 31, 2015	$ 10,361,100

9. RELATED-PARTY TRANSACTIONS

Amounts due from and due to affiliates principally represent intercompany advances, commission revenues earned and execution fees incurred on behalf of each other and are comprised as follows:

	Due from affiliates	Due to affiliates
TPAHI	$ -	$ 1,571,800
Tullett Prebon Group Limited	377,900	-
Tullett Prebon Americas Corp	221,900	-
Tullett Prebon (Securities) Ltd	22,300	-
Tullett Prebon Information Inc.	3,000	-
Tullett Prebon (Hong Kong) Ltd	300	-
Tullett Prebon Canada Ltd	4,700	-
tpSEF Inc.	-	20,900
	$ 630,100	$ 1,592,700

Due from affiliates represent receivables in the normal course of business which are non-interest bearing and payable on demand. Due to affiliates represent payables in the normal course of business, which are non-interest bearing and payable on demand.

As disclosed in Note 2, the Company is included in the consolidated U.S. Federal and combined state and local income tax returns of TPAHI (see Note 11).

10. PAYABLES TO CUSTOMERS

Amounts payable to customers are comprised of the following:

	Payable
Fails to receive	866,500
Abandoned property	$ 66,200
Customer balances	45,200
	$ 977,900

11. INCOME TAXES

Management assesses the available positive and negative evidence on a separate return basis to estimate if sufficient future taxable income will be generated to utilize the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the three-year period ended December 31, 2015. Such objective evidence limits the ability to consider other subjective evidence such as our projections for future growth.

The Company had federal and state deferred tax assets of $8,427,600 as of December 31, 2015. A full valuation allowance has been recorded against the deferred tax assets as it is more likely than not that this asset will not be realized. The amount of the deferred tax assets considered realizable, however, could be increased if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to estimates of future taxable income during the carryforward period.

Deferred income taxes reflect the net tax effect of temporary differences between the financial reporting and tax basis of assets and liabilities and are primarily attributable to a net operating loss.

The deferred tax asset at December 31, 2015 is comprised of the following:

<u>Deferred tax assets:</u>

Net operating losses	$	8,391,600
Bad debt		63,300
Total deferred tax assets		8,454,900

<u>Deferred tax liabilities</u>

Incentive contract payments		(27,300)
Total deferred tax liabilities		(27,300)
Net deferred tax assets		8,427,600
Valuation allowance		(8,427,600)
	$	-

The Company has Federal net operating loss carryfowards of $12,254,200 which expire in 2030 and the hypothetical loss carryforward has been utilized in the TPAC consolidated "separate tax return".

The Company follows accounting guidance which clarifies the accounting for uncertainty in income taxes recognized in the accompanying statement of financial condition. As of December 31, 2015, the Company has not accrued any unrecognized tax benefits in the Company's statement of financial condition. Through its inclusion in the consolidated federal return filed by its ultimate US parent, the significant jurisdictions which remain open are U.S. Federal for tax years 2012 and after, New York for tax years 2012 and after and New Jersey for tax years 2013 and after.

12. REGULATORY REQUIREMENTS

As a broker-dealer registered with the SEC and an introducing broker registered with NFA, the Company is subject to Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 and Rule 1.17 of the Commodity Futures Trading Commission ("CFTC"), which specifies uniform minimum net capital requirements. At December 31, 2015, the Company had net capital of $23,763,400 which was $23,513,400 in excess of the minimum SEC and NFA net capital requirement of $250,000. The Company does have customers' funds and operates pursuant to SEC Rule 15c3-3 (the Customer Protection Rule). Customers' funds represent fails and money differences. The Company does not custody customer collateral.

13. EMPLOYEE BENEFIT PLANS

The Company participates in a Retirement and Savings Plan (the "Plan") maintained by TPAHI pursuant to Section 401(k) of the Internal Revenue Code for its wholly owned U.S. operations. The Plan, a defined contribution plan covering all employees over the age of 21, is funded by contributions of its employees.

14. COMMITMENTS AND CONTINGENCIES

Litigation—In the ordinary course of business, various legal actions are brought and are pending or threatened against the Company. In some of these actions substantial amounts are claimed. The Company is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Company's business, judgments, settlements, fines, penalties, injunctions or other relief.

The Company contests the liability or the amount of damages in each pending matter. In view of the inherent difficulty of projecting the outcome of such matters, the Company cannot predict with certainty the loss or

range of loss related to such matters, how such matters will be resolved, when they ultimately will be resolved, or what the eventual settlement, fine, penalty or other relief might be. Management believes, based on currently available information, that the results of such matters, in the aggregate, will not have a material adverse effect on its statement of financial condition.

Guarantees—In the normal course of business, the Company may enter into principal transactions that contain various guarantees and indemnities including transactions where it executes through a correspondent clearing broker on a fully disclosed basis. If the principal transactions brokered by the Company do not settle because of failure to perform by either counterparty, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the underlying security is different from the contract amount of the transaction. The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. Although the correspondent clearing broker has the right to charge the Company for any economic loss incurred in executing all trades through the clearing firm, the Company believes that there is no estimable amount assignable to its obligations pursuant to this right as any such obligation would be based on the future nonperformance by one or more counterparties. Accordingly, at December 31, 2015, the Company has recorded no liabilities with respect to these obligations.

Commitments—As a member of the Mortgage Backed Securities Division ("MBSD") of the Fixed Income Clearing Corp ("FICC"), the Company participates in the Capped Contingency Liquidity Facility ("CCLF"). The CCLF creates overnight repos between the FICC and each of its solvent firms so that, if a firm fails, the funding to offset its portfolio would be sourced across FICC's membership rather than dependent on an expensive, long-term line of credit. As of December 31, 2015, the Company's commitment to the CCLF was $129,567,000 of which no utilization had occurred. This amount is calculated by FICC based on membership size and volumes and may fluctuate significantly.

15. MARKET AND CREDIT RISKS

The Company's brokerage activities include execution and clearance of transactions in U.S. government securities, U.S. government agency mortgage-backed securities, municipal bonds, equity securities, corporate bonds and energy-related products. Substantially all transactions are executed on a matched principal basis, as defined by FINRA, for undisclosed principals and settle within the prescribed time frames established under industry practices for these securities. Additionally, the Company has a policy of reviewing, on an ongoing basis, the credit standing of its counterparties.

The Company may be exposed to off-balance-sheet credit risk from transactions which do not settle through the Government Securities Division ("GSD") or MBSD. GSD and MBSD help minimize the Company's credit risk exposure to its counterparties by maintaining margin requirements and minimum credit standards for all members. The Company may be exposed to off-balance-sheet credit risk from unsettled transactions including fails to deliver/receive. In the event a counterparty is unable to fulfill its purchase or sale transaction, the Company may be then obligated to purchase or sell at market value which may result in a loss if the amount is different from the contract amount of the transaction. The contractual amount of unsettled purchase and sale transactions with settlement dates subsequent to December 31, 2015 was approximately $2,347,576,700 and $2,347,912,500 respectively. Settlement of the Company's open securities transactions did not have a material effect on the Company's statement of financial condition.

16. MEMBER'S INTEREST

With the exception of regulatory restrictions (see Note 12), there are no restrictions on the Company's ability to make distributions to the member. During the year the Company made a capital distribution of $5,000,000 to TPAC.

17. COST IMPROVEMENT PROGRAM

During 2015, the Company implemented a cost improvement program with the objective of reducing its fixed and variable costs. This program was implemented through contract negotiations with current employees. The amounts to be paid in future years represent a liability of $9,586,100 and are included in Accrued personnel costs on the statement of financial condition.

18. SUBSEQUENT EVENTS

The Company evaluated subsequent events through the date the statement of financial condition were available to be issued, which was February 29, 2016. As a result of the Company's evaluation, the Company noted no subsequent events that require adjustments to, or disclosure in the statement of financial condition.

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